SUB-ITEM 77M
Mergers

Nuveen California AMT-Free Municipal Income Fund f/k/a Nuveen Insured California Tax-Free Advantage Municipal
Fund

811-21212



On May 4, 2012 the above-referenced fund was the surviving

fund in a reorganization. All of the assets of the Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Insured California Premium Income Municipal
Fund 2, Inc. and Nuveen Insured California Dividend
Advantage Municipal Fund were transferred to the Nuveen California AMT-Free Municipal Income Fund. The circumstances and details of the reorganization are contained in the DEF N-14A filing on January 27, 2012, accession number 0001193125-12-027390, which materials are herein incorporated by reference.